# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 W Airport Road, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 03/13/2025
Filed by CIK 0001666771
Persons authorized to receive notices and communications: Mordechai Zev Gutnick, 100 W Airport Road, Stillwater, Oklahoma (OK), 74075, 813-867-6155

## Reporting persons
- Mordechai Zev Gutnick (CIK 0001666771): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 13,671,026; sole dispositive power 0; shared dispositive power 13,671,026; aggregate amount beneficially owned 13,671,026 (16.7% of the class)
  Comment: The reported securities are held directly by The Critical Minerals Trust, of which Mordechai Gutnick is the trustee. Mr. Gutnick disclaims beneficial ownership of all securities held by The Critical Minerals Trust except to the extent of his pecuniary interest therein.
- The Critical Minerals Trust (CIK 0002061105): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 13,671,026; sole dispositive power 0; shared dispositive power 13,671,026; aggregate amount beneficially owned 13,671,026 (16.7% of the class)
  Comment: The reported securities are held directly by The Critical Minerals Trust, of which Mordechai Gutnick is the trustee. Mr. Gutnick disclaims beneficial ownership of all securities held by The Critical Minerals Trust except to the extent of his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W Airport Road, Stillwater, Oklahoma (OK), 74075

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mordechai Gutnick and The Critical Minerals Trust (together with Mr. Gutnick, the "Reporting Persons"). The reported securities are held directly by The Critical Minerals Trust, of which Mordechai Gutnick is the trustee. Mr. Gutnick disclaims beneficial ownership of all securities held by The Critical Minerals Trust except to the extent of his pecuniary interest therein.
Residence or business address: 100 W Airport Road, Stillwater OK 74075
Present principal occupation or employment: Mr. Gutnick is a private investor.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: The information set forth in row (6) of the cover pages of this Schedule 13D is incorporated by reference into this Item 2(f).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Upon closing of the business combination (the "Business Combination") between the Issuer (which was formerly known as Inflection Point Acquisition Corp. II or "Inflection Point") and USA Rare Earth, LLC ("USARE"), pursuant to the terms and conditions of the business combination agreement, by and among Inflection Point, USARE and IPXX Merger Sub, LLC (the "BCA"), the Reporting Persons acquired the reported securities on March 13, 2025 in exchange for the Reporting Persons' 62,281,159 Class A Units of USARE and 3,250,779 Class C-1 Convertible Preferred Units of USARE.

Capitalized terms used in this Schedule 13D but not defined herein, or for which definitions are not otherwise incorporated by reference herein, shall have the meanings given to such terms in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 19, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have acquired the shares reported herein for investment purposes.

To the extent required by Item 4, the information contained in Item 3 and Item 6 is incorporated herein by reference.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (7) through (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The reported securities are held directly by The Critical Minerals Trust, of which Mordechai Gutnick is the trustee.

The percentage ownership was calculated based on 81,952,420 shares of the Issuer's Common Stock outstanding as of the closing of the Business Combination on March 13, 2025, as reported in the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
To the extent required by Item 6, the information contained in Item 3 is incorporated herein by reference.

Pursuant to the BCA, the Reporting Persons are entitled to receive up to 1,879,238 additional shares of Common Stock of the Issuer (which are not included in the reported securities) subject to the following conditions: (i) 50% of such shares vest if, during the period (the "Earnout Period") beginning on the first anniversary of the Business Combination (3/13/2026) and ending on the sixth anniversary of the Business Combination (3/13/2031), the closing sale price of one share as reported on NASDAQ is greater than or equal to $15.00 for a period of at least 20 out of 30 consecutive trading days and (ii) the remaining 50% of such shares vest if, during the Earnout Period, the closing sale price of one share as reported on NASDAQ is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days. In the event of a Change of Control (as defined in the BCA), such shares vest if the consideration is equal to or above such aforementioned price targets, or will be forfeited if such targets are not met.

On March 13, 2025, in connection with the consummation of the transactions and as contemplated by the BCA, The Critical Minerals Trust and certain other stockholders of the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which, among other things, The Critical Minerals Trust was granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of the Issuer that it held following the Business Combination. The foregoing description is qualified in its entirety by the text of the Registration Rights Agreement, which is included as an exhibit under Item (7) and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Form of Amended and Restated Registration Rights Agreement, dated as of March 13, 2025, by and among USA Rare Earth, Inc., Inflection Point Holdings II LLC and certain other holders of USA Rare Earth, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by USA Rare Earth, Inc. with the Securities and Exchange Commission on March 19, 2025).

Joint Filing Agreement of the Reporting Persons relating to the filing of this joint Schedule 13D as required by Rule 13d-1(k).

## Signatures
- Mordechai Zev Gutnick: /s/ Mordechai Zev Gutnick, Mordechai Zev Gutnick (03/27/2025)
- The Critical Minerals Trust: /s/ Mordechai Zev Gutnick, Mordechai Zev Gutnick, Trustee (03/27/2025)